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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               NTS-PROPERTIES III
                            (NAME OF SUBJECT COMPANY)

                               NTS-PROPERTIES III
                       (NAMES OF PERSON FILING STATEMENT)

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                     J.D. NICHOLS, MANAGING GENERAL PARTNER
                                       OF
                            NTS-PROPERTIES ASSOCIATES
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                         THE PERSONS FILING STATEMENT)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is NTS-Properties III, a Georgia limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

         (b) The subject class of equity securities is limited partnership interests in the Partnership (the "Interests"). As of the date of this filing, the Partnership had 12,575 outstanding Interests held by 582 holders of record.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

         (d) This Schedule 14D-9 relates to an Offer to Purchase dated July 12, 2002 (the "Third-Party Offer to Purchase") by Equity Resource Arlington Fund, LP, a Massachusetts limited partnership (the "Purchaser"), to purchase for cash up to 125 Interests at a price of $310 per Interest, subject to the terms and conditions set forth in the Third-Party Offer to Purchase and the related Agreement of Sale (which together constitute the "Third-Party Offer").

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Information contained in Section 11 of the Offer to Purchase dated May 10, 2002 (the "ORIG Offer to Purchase") by ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership ("ORIG"), included as an exhibit to a Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002 is incorporated herein by this reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a)-(b) Information contained in the "Notice to Investors dated July 23, 2002" and included as Exhibit (a)(i)(viii) hereto is incorporated herein by this reference.

         (c) Neither the Partnership, NTS-Properties Associates, the Partnership's general partner (the "General Partner"), nor any affiliates of the Partnership or the General Partner intends to tender any Interests pursuant to the Third-Party Offer.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) None.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (b) Information contained in Section 13 of ORIG Offer to Purchase is incorporated herein by this reference.


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ITEM 7.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (d)(1) Information contained in Section 1 of the Partnership/ORIG Offer to Purchase is incorporated herein by this reference.

         (d)(2) Not Applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         (b) None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)(i) Offer to Purchase dated May 10, 2002 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).

         (a)(1)(ii)     Notice to Limited Partners dated July 23, 2002.

         (a)(2)         None.

         (a)(3)         None.

         (a)(4)         None.

         (a)(5)         None.

         (e) Section 11 of the ORIG Offer to Purchase dated May 10, 2002 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).

         (g)            None.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 23, 2002                 NTS-PROPERTIES III, a Georgia limited
                                     partnership

                                     By:  NTS-PROPERTIES ASSOCIATES, a
                                     Georgia limited partnership and
                                     General Partner

                                     By: /s/ J.D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, Managing General Partner



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                                    EXHIBITS
                                    --------

         Exhibit
         Number         Description
         -------        -----------

         (a)(1)(i) Offer to Purchase dated May 10, 2002 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).

         (a)(1)(ii)     Notice to Limited Partners dated July 23, 2002.

         (a)(2)         None.

         (a)(3)         None.

         (a)(4)         None.

         (a)(5)         None.

         (e) Section 11 of the ORIG Offer to Purchase dated May 10, 2002 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, J.D. Nichols and Brian F. Lavin on May 10, 2002).

         (g)            None.



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